

17016455

SECURITIES AND EXCHANGE COMMISSI
RECEIVED
MAR 1 2017
15 REGISTRATIONS BRANCH

...SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
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SEC FILE NUMBER
8- 65833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento (City) California (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello (916) 480-2747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PLEASE SEE ATTACHED
California Acknowledgement



A. Wayne Robello
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Sacramento)

On Feb 02, 2017 before me, Oscar Rodrigo Cruz Rodriguez, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Alan Wayne Jr Robello
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


OSCAR RODRIGO CRUZ RODRIGUEZ
COMM. # 2175954
NOTARY PUBLIC • CALIFORNIA
SACRAMENTO COUNTY
Comm. Expires DEC. 17, 2020

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______
Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

©2015 Anthony Indrieri for The UPS Store 0266 / 2343

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Avisen Securities, Inc.'s financial statements. The supplemental information is the responsibility of Avisen Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and Cash equivalents	$	44,192
Clearing Deposits		125,000
Accounts Receivable		39,357
Commissions Receivable		3,861
Other Current Assets		24,939
Property and Equipment, net of Accumulated Depreciation of $110,654 (Note 4)		39,857
Deferred Tax Asset (Note 5)		562,595
Total Assets	$	839,801

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	1,777
Commissions Payable		25,623
Total Liabilities	$	27,400

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,109,101)
Total Stockholders' Equity	$	812,401
Total Liabilities and Stockholders' Equity	$	839,801

AVISEN SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2016

REVENUES		
Bonds	$	67,390
Commissions		1,687,939
Interest Income		16,851
Other Income		676
Total Revenues	$	1,772,856
EXPENSES		
Depreciation	$	9,600
Clearing Charges		83,748
Commissions		1,340,852
Insurance		9,736
Employee Compensation and Benefits		41,929
Occupancy (Note 6)		53,713
Professional Fees		65,027
Other Operating Expenses		160,462
Total Expenses	$	1,765,067
NET INCOME BEFORE INCOME TAXES	$	7,789
LESS: INCOME TAX EXPENSE (Note 5)		800
NET INCOME	$	6,989

AVISEN SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2016	$ 1,808,502	$ 113,000	$ (1,116,090)	$ 805,412
Net income			6,989	6,989
Ending balance, December 31, 2016	$ 1,808,502	$ 113,000	$ (1,109,101)	$ 812,401

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,989
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,600
(Increase) decrease in assets		
Clearing Deposits		(125,000)
Accounts Receivable		571,609
Commissions Receivable		(3,861)
Other Current Assets		(24,939)
Deferred Tax Asset		(562,595)
Other Assets		170,495
Increase (decrease) in liabilities		
Accounts Payable		(11,586)
Commissions Payable		(2,463)
Total adjustments	$	21,260
Net cash provided by operating activities	$	28,249
Net Increase in cash	$	28,249
Cash at beginning of year		15,943
Cash at end of year	$	44,192

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
State income taxes	$	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company") was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

SIGNIFICANT ACCOUNTING POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 3: NET CAPITAL EQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2016 the Company's net capital of $83,756 exceeded the minimum net capital requirement by $5,000, and the Company's ratio of aggregate indebtedness of $27,400 to net capital was 0.33:1, which is less than the 15:1 maximum ratio required.

Note 4: FIXED ASSETS

At December 31, 2016, fixed assets consisted of the following:

Property & Equipment	$	150,511
Less: Accumulated depreciation		(110,654)
	$	39,857

The Company's Depreciation expense for the year ended December 31, 2016 was $9,600.

Note 5: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2016, the company had a deferred tax asset with a balance of $562,595, reflecting potential future tax benefit. This deferred tax asset will expire in 2029.

For the year ended December 31, 2016, the components of the income tax expense are as follows:

State Income Taxes	$	800.00

Note 6: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada for a period of 36 months beginning August 1, 2016. Future lease payments are as follows:

Year	Amount
2017	$ 42,842
2018	$ 44,129
2019	$ 26,187

The Company's Occupancy expense for the year ended December 31, 2016 was $53,713

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Note 7: FAIR VALUE MEASUREMENT (CONTINUED)

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2016.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 23, 2017, and determined that there were no subsequent events to record or disclose.

AVISEN SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholders' Equity, December 31, 2016	$ 812,401	$ 812,401	-
Less: Non-allowable Assets			
Clearing Deposits	100,000	100,000	-
Commissions Receivable	1,031	1,031	-
Other Current Assets	24,939	24,939	-
Fixed Assets	39,857	39,857	-
Deferred Tax Asset	562,595	562,595	-
Other Deductions	223	223	-
Tentative net capital	$ 83,756	$ 83,756	-
Haircuts:	-	-	-
NET CAPITAL	$ 83,756	$ 83,756	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 78,756	$ 78,756	-
Aggregate indebtedness	$ 27,400	$ 27,400	-
Ratio of aggregate indebtedness to net capital	0.33:1	0.33:1	-

There were no noted differences between the audit and focus filed at December 31, 2016.

AVISEN SECURITIES, INC.

December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Avisen Securities, Inc.

Assertions Regarding Exemption Provisions

We, as members of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Avisen Securities, Inc.

By:

[signature] President
(Name and Title)

12/31/16
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Avisen Securities, Inc., Exemption Report in which (1) Avisen Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Avisen Securities, Inc. stated that Avisen Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
406

AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

AVISEN SECURITIES, INC.

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